Exhibit 99.1

Kaspi.kz 4Q & FY 2025 Financial Results

Almaty, Kazakhstan, 2 March 2026 – Joint Stock Company Kaspi.kz (“Kaspi.kz”, “we”) (Nasdaq:KSPI) today published its unaudited consolidated IFRS financial results for the quarter and fiscal year ended 31 December 2025 (“4Q & FY 2025” respectively).

Letter from Mikhail Lomtadze:

Two topics have dominated my conversations with investors over the last year: our progress in Türkiye and our approach to dividends. I want to address these and the other questions we hear most often, so that you better understand the context behind the decisions we’re taking.

Both Türkiye and dividends connect to a single ambition: to build Kaspi.kz into a 100 million user company. We believe that every strategic decision we make - the launch of new products and services, investments in Türkiye, and dividend policy - is anchored to this goal.

1.
Can Kaspi.kz invest in Türkiye and pay a dividend?

Yes. We have always maintained that we will prioritize high-impact international opportunities where we believe we can create long-term value. Following the acquisition of Hepsiburada, we anticipate that we can now balance targeted growth investments and resume dividend distributions to our shareholders.

Subject to shareholder approval, we intend to pay a quarterly dividend of KZT 850 per ADS. Based on the business’s current performance and cash generation, we believe this is sustainable for the remainder of 2026.

2.
What progress have you made at Hepsiburada over the last twelve months?

We believe that our progress in Türkiye has been substantial. Over the past year, we have tested and validated key elements of our operating model, strengthening our conviction that it can work at scale in Türkiye.

We are prioritizing our investments and efforts to increase orders, consumers and engagement through better personalisation, more relevant search, faster delivery, broader payment options, and improved marketing efficiency. Next-day shipment, which now covers around 63% of orders, up from around 47% in 4Q 2024 is a good example of the changes we’re making.

In our view, the clearest measure of progress is the improvement in order growth during 2025:

•
Q1 2025: -11% YoY
•
Q2 2025: +7% YoY
•
Q3 2025: +16% YoY
•
Q4 2025: +19% YoY

Monthly consumers on average increased 15% YoY in 4Q 2025, the fastest rate of increase for some time. Engaged consumers, which we consider to be our most important measure of platform health, grew 29% YoY on average in 4Q 2025.

3.
When will Hepsiburada become profitable?

In the near-term, we will intentionally manage Hepsiburada to around Adjusted EBITDA breakeven.

In the short term, the investments we’re making can support faster top-line growth. Over time, a large and engaged consumer base can drive sustainable profitability.

Separately, we expect to invest approximately $300 million upon closing the acquisition of Rabobank A. Ş. This is fully reflected in our cash flow planning. The combination of e-commerce and fintech has the potential to turn healthy e-commerce economics into much stronger bottom-line growth over the coming years.

4.
What does success in Türkiye look like in 2026 and beyond?

Success means consumer engagement metrics at Hepsiburada continuing to move toward levels we have achieved in Kazakhstan.

In Kazakhstan, e-commerce purchases per consumer reached 24.8 in 2025. At Hepsiburada, the same number is around 6.7. Even closing this engagement gap partially would represent a very meaningful opportunity. If we grow Hepsiburada’s consumer base as well, the upside can be magnified.

Metric (2025)	Kaspi.kz	Hepsiburada	Gap
# Consumers	7.4 million	11.8 million	1.6x more
GMV per consumer, KZT	332 000	212 000	1.6x less
Growth of engaged consumers	66%	29%	2.3x less
Purchases per consumer	24.8	6.7	3.7x less

Of course, we understand that Hepsiburada will not automatically match our metrics in Kazakhstan given different market dynamics, the low penetration of fintech products on Hepsiburada and our super app business model being in its early stages in Türkiye. But given our experience, we have a defined set of levers that we anticipate can systematically narrow the gap over time.

5.
Are tax and other regulatory changes in Kazakhstan now in the rear-view mirror?

Not entirely and we want to be clear about the headwinds ahead.

From the start of 2026, the corporate tax rate for banks in Kazakhstan increased to 25% from 20% for all areas except business lending. For Kaspi.kz we expect our consolidated tax rate to increase by around 200 bps YoY in 2026.

Separately, the National Bank of Kazakhstan raised minimum reserve requirements in August 2025, with a further step-up expected in April 2026. This reduces the interest revenue we can generate.

Combined with the high-interest rate environment we expect that bottom-line growth in Kazakhstan in 2026 will lag top-line growth. The higher tax rate and reserve requirements will be fully absorbed into our earnings base by year end.

On a more encouraging note, inflation in Kazakhstan has started to moderate. This opens the possibility of interest rate cuts later in the year, which could be a meaningful profit driver for us over several years. Our current 2026 guidance does not assume interest rate cuts.

We are actively managing our cost base and capital allocation in response to the current regulatory and macro backdrop and are well positioned to benefit when the interest rate cycle turns.

We anticipate that e-Commerce will be the main driver of our future growth in Kazakhstan and Türkiye, supported by our fintech products and rapidly scaling higher-margin services such as advertising.

We want to be a 100 million user company present in multiple countries. With our entry into Türkiye, we already serve around 20 million consumers and 200,000 merchants, and Türkiye’s large local manufacturing base gives us a substantial opportunity to enter new markets.

We will stay focused on execution to deliver world class services to our consumers and merchants, and we are confident in our path.

We believe we have a sensible balance between returning cash today and making the necessary investments to build a much more valuable business in the future.

Thank you for your ongoing trust and support.

Mikhail Lomtadze

Kaspi.kz CEO and co-founder

All references exclude Türkiye unless otherwise stated. Additionally, whenever we refer to a measure as “underlying” in this press release, it excludes certain external factors. For more information, see “External Factors Excluded from Underlying Measures.”

4Q & FY 2025 Highlights

•
For the fourth quarter of 2025, our Board of Directors has recommended a quarterly dividend of KZT850 per ADS. We believe this amount is sustainable at least for the remainder of 2026. All dividend distributions are subject to shareholder approval.

•
For FY 2025 revenue and net income increased 19% and 10% year-over-year (“YoY”) respectively, in line with our guidance. Underlying revenue and net income (which excludes smartphones GMV from Marketplace and the impacts of certain regulatory and tax changes and the increase in the base rate ) increased 21% and 18% respectively.

•
4Q 2025 revenue up 15% year-over-year and net income up 1% YoY. Underlying revenue and net income increased 18% and 13% respectively.

•
Engagement remains strong with 77 Monthly Transactions per Active Consumer.

•
In Payments, profit growth remained solid and profitability high.
o
Payments TPV and transactions up 14% and 12% YoY, respectively in 4Q 2025. For FY 2025, TPV and transactions up 19% and 14% YoY, respectively.
o
Payments revenue and net income up 7% and 4% YoY, respectively in 4Q 2025, and up 12% and 13%, respectively for FY 2025.
o
Kaspi Alaqan, pay-by-palm, launched in Almaty. Around a third of the city’s adult population has registered to use the service in just 3 months.

•
Marketplace Platform revenue growth continued to significantly outpace GMV growth.
o
Purchases up 34% and 35% YoY in 4Q and FY 2025.
o
Revenue up 13% YoY versus 3% GMV growth in 4Q 2025, with revenue boosted by the growth of Kaspi Delivery, Kaspi Advertising and Classifieds. For FY 2025, revenue and GMV up 23% and 11% YoY, respectively.
o
Underlying Marketplace GMV increased 12% and 19% YoY in 4Q and FY 2025, with revenue increasing by 21% and 30% respectively.
o
Underlying e-Commerce GMV increased 23% and 27% YoY in 4Q and FY 2025.
o
e-Grocery continues to grow fast, with GMV up 43% and 53% in 4Q and FY 2025 respectively.
o
Advertising revenue up 45% and 64% YoY in 4Q and FY 2025.
o
Marketplace take rate up 80 bps YoY in both 4Q and FY 2025.

o
Marketplace net income down 7% and up 6% for 4Q and FY 2025 respectively. Underlying Marketplace net income up 1% and 14% in 4Q and FY 2025 respectively.

•
Fintech Platform TFV growth up 4% and 13% YoY in 4Q and FY 2025.
o
Fintech revenue growth up 19% and 20% YoY, respectively in 4Q and FY 2025.
o
Credit quality remains healthy and broadly unchanged, with 2.2% Cost of Risk in 2025.
o
Net income increased 4% in 4Q 2025 and was up 9% YoY in FY 2025. Underlying net income increased 18% in both 4Q and FY 2025.

•
In 4Q 2025 Hepsiburada’s growth accelerated again. Growth in engagement metrics is our no.1 priority and we’re pleased with our progress so far.
o
During 4Q 2025, purchases increased 19% YoY, compared with 16% in 3Q 2025, 7% in 2Q 2025 and an 11% decline in 1Q 2025.
o
Monthly active consumers increased 15% YoY in 4Q 2025.
o
Engaged consumers increased 29% YoY in 4Q 2025.
o
Adjusted for inflation GMV growth increased 13% YoY in 4Q 2025 compared with 7% for FY 2025. Revenue increased 18% and 13% respectively over the same periods.
o
Due to investments, Adjusted EBITDA was around breakeven in 4Q 2025 and positive TRY1.1 billion in FY 2025.

•
To better highlight the performance of our core operations, we are now providing Adjusted EBITDA guidance. This avoids distortions from varying country tax rates, different interest rate environments, regulatory changes and makes it easier to compare our key markets.
o
We expect smartphone demand to normalise in 2026 and Marketplace in Kazakhstan to resume its normal growth trajectory this year.
o
With momentum in Türkiye rapidly gathering pace, we expect e-Commerce in both countries to be Kaspi.kz’s main growth driver in the medium-term.
o
Previously flagged higher tax and minimum reserve requirements will pressure bottom-line growth in Kazakhstan this year.
o
The headwind from high interest rates, can become a tailwind in the future, although this is not assumed in our guidance.
o
Near-term, we intend to deliberately manage Hepsiburada to around Adjusted EBITDA breakeven.
o
For 2026 we expect consolidated Kaspi.kz Adjusted EBITDA growth of around 5% YoY. For the first time our guidance includes Türkiye.

FY25: Strong cash generation. Dividend resumed

Proposed dividend KZT 850 per ADS reflects strong underlying performance & balance sheet strength

Payments	Marketplace	Fintech	Consolidated
+19% YoY TPV	+11% YoY +19% YoY[1] GMV	+13% YoY TFV	77 Monthly Transactions per Active Consumer
+12% YoY Revenue	+23% YoY +30% YoY[1] Revenue	+20% YoY Revenue	+19% YoY +21% YoY[1] Revenue
+13% YoY Net Income	+6% YoY +14% YoY[1] Net Income	+9% YoY +18% YoY[1] Net Income	+10% YoY +18% YoY[1] Net Income

Source Company data

Notes 1. Growth if no adverse impact from Smartphones, Taxes, Minimum reserve requirements and Interest rates growth. Details of calculation in appendix
Data excluding Türkiye results

Kaspi.kz

4Q'25: Underlying growth in Kazakhstan stayed strong amid headwinds

Normalized net income growth reached 13%

Payments	Marketplace	Fintech	Consolidated
+14% YoY TPV	+3% YoY +12% YoY(1) GMV	+4% YoY TFV	77 Monthly Transactions per Active Consumer
+7% YoY Revenue	+13% YoY +21% YoY(1) Revenue	+19% YoY Revenue	+15% YoY +18% YoY(1) Revenue
+4% YoY Net Income	-7% YoY +1% YoY(1) Net Income	+4% YoY +18% YoY(1) Net Income	+1% YoY +13% YoY(1) Net Income

Source: Company data; Data excluding Turkiye results

Notes: 1. Growth if no adverse impact from Smartphones, Taxes, Minimum reserve requirements and Interest rates growth. Details of calculation in appendix

Any final dividend declarations by our board of directors (assuming shareholder approval is received) will take into account our business plan and current and expected obligations, and no dividend will be made that in the board's judgment would prevent us from meeting our business plan or obligations.

Kaspi.kz

Strategic Highlights

e-Commerce

We expect e-Commerce in Kazakhstan and Türkiye to be our fastest growing business area.

In Kazakhstan, we anticipate accelerated migration of consumers and merchants from m-Commerce to e-Commerce. Our long-established relationships with offline merchants across the main retail categories put us in a strong position to support their transition online.

Unlike online-only marketplaces, we can uniquely leverage these relationships and our broader suite of Super App products and services. In the future m-Commerce will be a tool mainly used by merchants selling local services.

Shoes & Clothing +103%, Health & Beauty +62% YoY

Consumer migration from m-Commerce to e-Commerce is accelerating

Shoes & clothing category GMV
KZT
+103%
-5%
64B
131B
396B
377B
FY'24
FY'25
FY'24
FY'25
e-Commerce GMV
m-Commerce GMV

Health & beauty category GMV
KZT
+62%
+1%
85B
138B
110B
111B
FY'24
FY'25
FY'24
FY'25
e-Commerce GMV
m-Commerce GMV

Source Company data
Data excluding Türkiye results

Kaspi.kz

During 4Q 2025, Hepsiburada purchases increased 19% year-over-year. Monthly consumers on average increased 15% YoY in 4Q 2025, the fastest rate of increase for some time. Engaged consumers grew 29% YoY on average during the same period.

Türkiye: Targeted investments drive consumer engagement

Engaged consumers +29%, purchases +19%, consumers +15%, next-day shipping up to 63%

Hepsiburada	4Q'24	4Q'25	YoY
Number of Purchases	21.8M	25.9M	+19%
Monthly Active Consumers[1]	3.2M	3.7M	+15%
Engaged Consumers[2] Growth	16%	29%	-
Next Day Shipping[3]	47%	63%	-

Source Hepsiburada 4Q & FY 2025 Earnings Release

Notes
1. Average number of consumers with at least one monthly purchase calculated for the quarter
2. Year on year growth of average number of engaged consumers calculated for the quarter. Engaged consumers are those who made at least 1 purchase during each of the consecutive 3 months
3. Share of orders for which the merchant's shipping date is either the same date or the next day after placing the order in total orders during respective period

Kaspi.kz

Our goal is to move Hepsiburada’s consumer metrics closer to the levels we’re achieving in Kazakhstan.

Türkiye: Closing the engagement gap at Hepsiburada is our №1 growth lever

Aligning Hepsiburada's frequency with Kaspi levels can unlock significant GMV potential

FY 2025	Kaspi (e-Commerce)	Hepsiburada	Engagement gap opportunity
Active Consumers 'mln	7.4	11.8	x1.6 more
GMV[(1)] per Consumer [(2)] KZT	332,000	212,000[(5)]	x1.6 less
Purchases per Consumer [(3)]	24.8	6.7	x3.7 less
Engaged Consumer[(4)] Growth	66%	29%	x2.3 less

Source Company data, Hepsiburada 4Q & FY 2025 Earnings Release

Notes
1. Kaspi, GMV refers to GMV of e-commerce, excluding e-Cars GMV
2. GMV divided by number of Active Consumers
3. Number of Purchases divided by Active Consumers
4. Engaged consumers are those who made at least 1 purchase during each of the consecutive 3 months
5. The exchange rates used here is ₸11.8 per TRY 1 as of December 31, 2025

Kaspi.kz

As growth in engaged consumers continues, it is expected to drive GMV per consumer, where the upside in Türkiye compared to Kazakhstan is substantial. We believe there is also significant potential to grow Hepsiburada’s consumer base.

A large and engaged consumer base is fundamental to achieving high and sustainable profitability in the future.

Kaspi Alaqan

With Kaspi Alaqan, pay-by-palm, consumers can pay without their card, phone and when mobile internet is not available.

We started to rollout Alaqan in Almaty in December in 2025. In less than 3 months over 500,000 consumers have registered, which is around a third of Almaty’s adult population. In merchants where Alaqan is available, it already accounts for 9% of Kaspi.kz transactions.

The service will be rolled out across the rest of Kazakhstan during 2026 and is the latest example of how we seek to lead through innovation.

Kaspi Alaqan: Brand trust drives unprecedented adoption

500K registered consumers & 9.2% transaction penetration in under 90 days

Penetration of transactions [(1)] **9.2%**

# of Merchants

1.7K
5.1K
5.6K
Dec'25
Jan'26
23-Feb'26

# of registered consumers

210K
399K
511K
Dec'25
Jan'26
23-Feb'26

Source Company data

Notes 1. Share of transactions pay-by-palm in all Kaspi consumers transactions in stores where Pay-by-palm is available
Data excluding Türkiye results

Kaspi.kz

Kaspi.kz 4Q & FY 2025 Financial Highlights

During 4Q 2025, total revenue increased 15% year-over-year to KZT854 billion. For the same period, underlying revenue increased 18% year-over-year. Including Türkiye, revenue reached KZT1.2 trillion.

For FY 2025, total revenue increased 19% year-over-year to KZT3.1 trillion. Underlying revenue increased 21% year-over-year. Including Türkiye revenue reached KZT4.1 trillion ($8.1 billion).

During 4Q 2025, our consolidated net income increased 1% year-over-year to KZT319 billion. For the same period, underlying net income increased 13%. Including Türkiye net income was KZT277 billion.

For FY 2025, consolidated net income increased 10% year-over-year to KZT1.2 trillion. For the same period, underlying net income increased 18% year-over-year. Including Türkiye, net income was KZT1.1 trillion ($2.1 billion).

Payments Platform

Revenue and net income up 12% & 13% in FY 2025

During 4Q 2025, transaction volumes increased 12% year-over-year. We believe that volume growth reflects the popularity of Kaspi Pay, Bill Payments and B2B Payments. For FY 2025, transaction volumes increased 14% year-over-year.

During 4Q 2025, TPV increased 14% year-over-year to KZT12.2 trillion. TPV growth above transactions growth reflects higher average ticket size year-over-year. For FY 2025, TPV increased 19% year-over-year to KZT44.2 trillion.

Payments take rate during 4Q 2025 was 1.09% down from 1.16% in 4Q 2024. Consistent with previous periods, take rate decline reflects faster growth from lower take rate Kaspi Pay and B2B payments. For FY 2025, take rate was 1.10% compared with 1.18% in the same period in 2024.

TPV +14% & +19% YoY in 4Q & FY'25

Strong TPV growth reflects fast transactions growth

Take Rate
1.16%
1.09%
1.18%
1.10%
TPV
KZT
+14%
10.7T
12.2T
+19%
37.2T
44.2T
TPV
# of transactions
+12%
1.6B
1.7B
+14%
5.9B
6.7B
4Q'24
4Q'25
FY'24
FY'25

TPV breakdown
Household Bill Payments
B2B Payments
P2P Payments
16%
7%
8%
FY'25
69%
Kaspi QR & Card Transactions

Source Company data
Notes Data excluding Türkiye results

Kaspi.kz

Payments Platform revenue increased 7% year-over-year to reach KZT178 billion during 4Q 2025. For FY 2025, Payment revenue increased 12% year-over-year to KZT659 billion.

Payments Platform net income increased 4% year-over-year to KZT114 billion, during 4Q 2025. Lower growth in the final quarter was in part due to costs related to scaling Kaspi Alaqan. For FY 2025, Payments Platform net income increased 13% year-over-year to KZT433 billion.

Payments revenue +12% & net income +13% YoY

4Q'25 net income impacted by costs related to scaling Kaspi Alaqan

Segment Revenue

KZT

+7%
+12%
166B
178B
587B
659B
4Q'24
4Q'25
FY'24
FY'25

Net Income

KZT

+4%
+13%
109B
114B
382B
433B
4Q'24
4Q'25
FY'24
FY'25

Source Company data

Notes Data excluding Türkiye results

Kaspi.kz

Marketplace Platform

Underlying revenue and net income up 30% & 14% YoY in FY 2025

During 4Q and FY 2025, Marketplace purchases increased 34% and 35% year-over-year. Marketplace demand continued to be led by e-Commerce including e-Grocery.

In 4Q 2025, Marketplace GMV increased 3% year-over-year to reach KZT1.9 trillion.

Underlying GMV increased 12% year-over-year. For FY 2025, Marketplace GMV increased 11% year-over-year to reach KZT6.7 trillion and 19% year-over-year on an underlying basis.

Value-added services revenue including Kaspi Delivery, Advertising and Classifieds contributed to Marketplace take rate increasing to 10.9% and 10.5% in 4Q and FY 2025 up from 10.1% and 9.7% in the same periods in 2024.

Marketplace purchases +35%. GMV +19% YoY in FY'25 (excluding smartphones)

Growth is driven by e-Commerce including e-Grocery

Take Rate(1)
10.1%
10.9%
9.7%
10.5%
+3%
+12%(2)
+11%
+19%(2)
GMV
KZT
1.9T
1.9T
6.0T
6.7T
+34%
+35%
Marketplace
# of purchases
68.6M
92.1M
233.6M
316.4M
4Q'24
4Q'25
FY'24
FY'25

Marketplace GMV breakdown
Kaspi Travel
m-Commerce
8%
44%
FY'25
48%
e-Commerce

Source Company data

Notes 1. Take Rate is calculated based on GMV 3P only
2. Growth excluding smartphones. Details of calculation in appendix
Data excluding Türkiye results

Kaspi.kz

In 4Q and FY 2025, e-Commerce demand was strong with purchases up 70% and 83% year-over-year.

e-Commerce purchases nearly doubled +83% YoY

Record high take rate achieved by scaling Advertising & Delivery services

Take Rate[2]
11.6%
13.1%
11.3%
12.7%
+9%
+23%[4]
+16%
+27%[4]
e-Commerce GMV
KZT
870B
947B
2.8T
3.2T
+70%
+83%
e-Commerce
# of purchases[1]
35.0M
59.6M
101.0M
184.7M
4Q'24
4Q'25
FY'24
FY'25

e-Commerce GMV breakdown
e-Grocery
e-Cars[3]
27%
7%
FY'25
66%
General Goods

Source Company data

Notes
1. Number of orders
2. Take rate is calculated based on GMV 3P only
3. e-cars consists of GMV 1P (KZT 28 bn) and 3P (KZT 844 bn) for FY'2025. e-grocery GMV is 1P . Other categories GMV is 3P. In Q4'25 we decided to discontinue 1P e-Cars business.
4. Growth excluding smartphones. Details of calculation in appendix
Data excluding Türkiye results

Kaspi.kz

e-Commerce GMV increased 9% year-over-year to KZT947 billion. Underlying GMV increased 23% year-over-year. For FY 2025, e-Commerce GMV increased 16%

year-over-year to KZT3.2 trillion and 27% year-over-year on an underlying basis. E-Grocery GMV increased 43% and 53% during 4Q 2025 and FY 2025 respectively.

In March 2025, the Kazakhstan government introduced new requirements to register imported smartphones. This caused country wide supply disruption. In the second half of 2025, new smartphone models including the iPhone 17 were not received in sufficient numbers. We expect smartphone demand to normalise in 2026, with year-on-year growth comps favourable from March 2026. Across other e-Commerce verticals GMV growth remains strong, and our competitive position is unchanged.

e-Commerce’s take rate increased 150 bps and 140 bps year-over-year in 4Q and FY 2025 to 13.1% and 12.7% respectively, due to fast growth in both advertising and delivery revenue. Advertising revenue increased 45% and 64% year-over-year during 4Q 2025 and FY 2025 respectively.

During 4Q and FY 2025, m-Commerce purchases were down 2% and 1% respectively, year-over-year.

During 4Q 2025 m-Commerce GMV declined 4% year-over-year to KZT837 billion, while take rate was flat year-over-year at 9.4%. Excluding smartphones, GMV increased 3% year-over-year. For FY 2025, m-Commerce GMV increased 7% year-over-year to KZT2.9 trillion, with a 9.2% take rate up from 9.1% in 2024. Excluding smartphones, GMV increased 11% year-over-year. Modest m-Commerce GMV growth reflects the accelerating migration of consumers and merchants from m-Commerce to e-Commerce.

m-Commerce GMV +11% YoY in FY'25 (excluding smartphones)

Consumer & Merchant migration from m-Commerce is supporting e-Commerce growth

Take Rate
9.4%
9.4%
9.1%
9.2%
m-Commerce
GMV
KZT
-4%
+3%(1)
869B
837B
+7%
+11%(1)
2.7T
2.9T
m-Commerce
# of purchases
-2%
29.2M
28.5M
-1%
115.1M
114.1M
4Q'24
4Q'25
FY'24
FY'25

Source Company data

Notes 1. Growth excluding smartphones. Details of calculation in appendix
Data excluding Türkiye results

Kaspi.kz

Kaspi Travel’s GMV increased 6% year-over-year to KZT124 billion during 4Q 2025. Take rate increased by 20 bps year-over-year to 5.2%, due to growth in international Kaspi Tours. For FY 2025, Kaspi Travel’s GMV increased 14% year-over-year to KZT538 billion, with its take rate reaching 5.1%.

With Marketplace take rate up year-over-year and e-Grocery growing fast, 4Q and FY 2025 Marketplace revenue grew faster than Marketplace GMV growth and was up 13% and 23% year-over-year respectively. For 4Q and FY 2025, Marketplace revenue reached KZT267 billion and KZT900 billion respectively. Excluding smartphones, revenue increased 21% and 30% respectively, year-over-year during 4Q and FY 2025.

During 4Q 2025, Marketplace net income reached KZT107 billion, representing a 7% decline year-over-year. Net income growth below revenue growth reflects delivery costs for small ticket but frequently purchased items and the impact of lower revenue from smartphones. For FY 2025, Marketplace net income reached KZT369 billion, equivalent to a 6% increase year-over-year. Underlying net income increased 1% and 14% respectively in 4Q and FY 2025. Higher delivery fees and a recovery in smartphones GMV should contribute positively to net income growth in 2026.

Marketplace Platform revenue +23% & net income +6% YoY

Recovery in smartphones GMV & new delivery fees expected to be positive for Net Income growth in 2026

Segment Revenue
KZT
+13%
+21%(1)
+23%
+30%(1)
235B
267B
733B
900B
4Q'24
4Q'25
FY'24
FY'25

Net Income
KZT
-7%
+1%(1)
+6%
+14%(1)
116B
107B
348B
369B
4Q'24
4Q'25
FY'24
FY'25

Source Company data

Notes Data excluding Türkiye results. Here Marketplace segment presented without Türkiye (Hepsiburada, FX revaluation related to Hepsiburada acquisition and interest expenses for Eurobonds issued to fund our Türkiye business). Full Marketplace Segment is presented in appendix, under Operating Segments

1. Growth excluding smartphones and tax on liquidity. Details of calculation in appendix

Kaspi.kz

Fintech Platform

Underlying revenue & net income up 20% & 18% YoY in FY 2025

During 4Q 2025, TFV origination increased 4% year-over-year, to reach KZT3.1 trillion. For FY 2025, TFV increased 13% year-over-year, to reach KZT11.7 trillion.

Buy-Now-Pay-Later (BNPL) loans accounted for 41% of TFV in FY 2025, making them our most important Fintech Platform product. Merchant and Micro Business Finance is our fastest growing lending product, accounting for 18% of TFV during FY 2025.

Fintech yields of 6% and 24% during 4Q 2025 and FY 2025 were both flat year-over-year.

TFV +4% and +13% YoY in 4Q/FY'25

Financing for merchants & micro businesses is our fastest growing Fintech product

+4%
+13%
2.9T
3.1T
10.3T
11.7T
TFV
KZT
4Q'24
4Q'25
FY'24
FY'25

TFV breakdown

Merchant & Micro Business Finance
Car Finance
18%
5%
FY'25
41%
36%
General purpose
Buy Now Pay Later

Source Company data
Notes Data excluding Türkiye results

Kaspi.kz

Our average net loan portfolio increased by 27% year-over-year, to KZT7.0 trillion in 4Q 2025. Over the same period, average savings increased by 16% year-over-year to KZT7.2 trillion. For FY 2025, average net loans and savings increased by 31% and 18% to KZT6.4 trillion and KZT6.7 trillion respectively. Our loan to deposit ratio increased to 95% in FY 2025 up from 88% in 2024.

During FY 2025, our cost of risk remained broadly stable year-over-year at 2.2%. Overall underlying credit trends remain strong and consistent.

Our NPL ratio of 6.1% in FY 2025 was higher than 5.4% in 2024 but should remain broadly stable this year. Lower coverage reflects the growing share of lower risk car and merchant loans in our portfolio.

Fintech revenue increased by 19% year-over-year to reach KZT420 billion during 4Q 2025. Fintech revenue growth benefitted from healthy levels of origination and stable yield trends year-over-year. For FY 2025, Fintech revenue increased 20% year-over-year to reach KZT1.5 trillion.

In 4Q 2025, Fintech’s net income increased by 4% year-over-year to KZT95 billion, with healthy revenue growth partially offsetting higher deposit costs. Deposit cost of funding in the fourth quarter of 2025 increased 140bps compared to the same period in 2024 and deposit interest expenses increased 30% year-over-year. For FY 2025, Fintech net income increased by 9% year-over-year to KZT355 billion. Underlying Fintech net income increased 18% year-over-year in both 4Q and FY 2025.

Fintech Platform revenue +20% & net income +9% YoY

Profitability impacted by higher interest rates, higher tax & reserve requirements as flagged

Segment Revenue
KZT
+19%
+20%
352B
420B
1.3T
1.5T
4Q'24
4Q'25
FY'24
FY'25

Net Income
KZT
+4%
+18%(1)
+9%
+18%(1)
91B
95B
327B
355B
4Q'24
4Q'25
FY'24
FY'25

Source Company data

Notes Data excluding Türkiye results

1. Growth excluding increase in interest rates. Details of calculations in appendix

Kaspi.kz

Hepsiburada and Türkiye

Improving consumer metrics, translated into accelerating top-line growth. GMV increased 13% year-over-year in 4Q 2025 and 7% for FY 2025 to TRY71.5 billion and TRY212.7 billion respectively. GMV unadjusted for inflation increased 49% year-over-year in 4Q 2025 and 45% for FY 2025. Revenue increased 18% and 13% to TRY28 billion and TRY85 billion respectively over the same periods.

Hepsiburada GMV +13% in 4Q'25

Growth initiatives include investments in delivery, advertising, BNPL payments & UX

GMV
TRY
+13%
+49%(1)
63.2B
71.5B
4Q'24
4Q'25
+7%
+45%(1)
198.1B
212.7B
FY'24
FY'25

Marketplace GMV breakdown
1P
32%
68%
FY'25
3P

Source Hepsiburada 4Q & FY 2025 Earnings Release

Notes 1. Growth of GMV in nominal terms, unadjusted for inflation
Each metric is in accordance with Kaspi Glossary definitions

Kaspi.kz

Due to higher targeted investments, Adjusted EBITDA in Türkiye decreased to TRY1 million and TRY1.1 billion during 4Q and FY 2025 respectively.

Revenue +18% & +13% in 4Q & FY'25

Revenue
TRY

+18%
+13%
24B
28B
75B
85B
4Q'24
4Q'25
FY'24
FY'25

Adjusted EBITDA[1]
TRY

-100%
-58%
936M
1M
2.7B
1.1B
4Q'24
4Q'25
FY'24
FY'25

Source Hepsiburada 4Q & FY 2025 Earnings Release

Kaspi.kz

Hepsiburada’s 4Q and FY 2025 financial results release can be accessed at: investor.hepsiburada.com

We continue to work on securing the necessary regulatory approvals to acquire Rabobank A.Ş.

Full-year 2026 guidance

In 2026, our consolidated Kaspi.kz guidance includes Türkiye.

We expect smartphone demand to normalise this year and Marketplace in Kazakhstan to resume its normal growth trajectory in 2026. The headwind from high interest rates, can also become a tailwind in the future, although this is not assumed in our guidance.

Growth momentum in Türkiye is gathering pace and we deliberately intend to manage Hepsiburada to around Adjusted EBITDA breakeven in the near-term.

To better highlight the performance of our core operations, we are now providing Adjusted EBITDA guidance. This avoids distortions from varying country tax rates, different interest rate environments, regulatory changes and makes it easier to compare our key markets.

Guidance now includes Türkiye. e-Commerce led growth

Adjusted EBITDA improves comparability between operations in different countries

	2025A	2026 Guidance
GMV	KZT 9.1T	Around 20% YoY Growth
TPV	KZT 46.4T	Around 15% YoY Growth
TFV	KZT 11.7T	Around 5% YoY Growth
Adjusted EBITDA	KZT 1.6T	Around 5% YoY Growth

Source Company data

Notes 1. Please see "Disclaimer–Cautionary Note Regarding Forward-Looking Statements."

Kaspi.kz

4Q & FY 2025 Financial Results Conference Call

Monday, 2nd March 2026 at 8.00am EST (1pm GMT, 6.00pm Astana time).

To pre-register for this call, please go to the following link:

Register Now

You will receive access details via email.

For further information

David Ferguson, david.ferguson@kaspi.kz +44 7427 751 275

Kaspi.kz consolidated financial statements

Consolidated Income Statement (audited FY'24, unaudited other periods)

	4Q 2024, KZT MM	4Q 2025, KZT MM	FY 2024, KZT MM	FY 2025, KZT MM	FY 2025, USD MM
Revenue	**730,351**	**1,146,548**	**2,532,156**	**4,046,074**	**8,004**
growth, %	-	***57%***	-	***60%***	-
Net Fee Revenue	367,631	437,896	1,275,125	1,598,351	3,162
Interest Revenue	308,911	441,076	1,082,668	1,579,346	3,124
Retail Revenue	47,918	264,530	163,134	850,127	1,682
Other gains (losses)	5,892	3,046	11,229	18,250	36
Costs and operating expenses	**(346,759)**	**(790,552)**	**(1,249,867)**	**(2,714,156)**	**(5,369)**
growth, %	-	***128%***	-	***117%***	-
% of revenue	***47.5%***	***69.0%***	***49.4%***	***67.1%***	-
Interest Expenses and fees	(164,595)	(261,234)	(616,116)	(908,698)	(1,797)
Transaction Expenses	(8,076)	(7,268)	(29,494)	(31,603)	(63)
Cost of Goods Sold and Services	(91,711)	(355,521)	(303,858)	(1,179,141)	(2,332)
Technology & product development	(29,341)	(56,742)	(109,553)	(208,580)	(413)
Sales and marketing	(12,933)	(50,314)	(43,990)	(146,231)	(289)
General and administrative expenses	(10,441)	(21,654)	(32,899)	(78,252)	(155)
Provision expense	(29,663)	(37,819)	(113,957)	(161,651)	(320)
Net income before tax	**383,592**	**355,996**	**1,282,289**	**1,331,918**	**2,635**
growth, %	-	***-7%***	-	***4%***	-
margin, %	***52.5%***	***31.0%***	***50.6%***	***32.9%***	-
Income tax	(67,191)	(79,013)	(225,455)	(264,211)	(523)
Net income	**316,401**	**276,983**	**1,056,834**	**1,067,707**	**2,112**
growth, %	-	***-12%***	-	***1%***	-
margin, %	***43.3%***	***24.2%***	***41.7%***	***26.4%***	-

Source Company data

Kaspi.kz

Consolidated Balance Sheet (audited 2024, unaudited 2025)

	31-Dec-2024, KZT MM	31-Dec-2025, KZT MM	31-Dec-2025, USD MM
Cash and cash equivalents	619,470	903,143	1,787
Mandatory cash balances with NBK	57,307	305,126	604
Due from banks	37,908	51,951	103
Investment securities and derivatives	1,506,831	1,179,819	2,334
Loans to customers	5,746,600	7,172,162	14,187
Property, equipment and intangible assets	269,289	714,361	1,413
Goodwill	17,438	447,128	884
Inventory	16,164	124,522	246
Other assets	106,094	183,536	363
Total assets	**8,377,101**	**11,081,748**	**21,921**
Due to banks	24,474	16,183	32
Customer accounts	6,561,950	7,531,286	14,898
Debt securities issued	51,050	331,992	657
Subordinated debt	62,416	161	0
Trade liabilities	22,454	346,401	685
Other liabilities	81,896	254,148	503
Total liabilities	**6,804,240**	**8,480,171**	**16,775**
Issued capital	130,144	130,144	257
Treasury shares	(151,521)	(169,985)	(336)
Additional paid-in-capital	506	506	1
Revaluation (deficit)/ reserve of financial assets	41,026	(40,545)	(80)
Share-Based Compensation reserve	31,774	27,938	55
Retained earnings	1,465,295	2,543,785	5,032
Total equity attributable to Shareholders of the Company	1,517,224	2,491,843	4,929
Non-controlling interests	55,637	109,734	217
Total equity	**1,572,861**	**2,601,577**	**5,146**
Total liabilities and equity	**8,377,101**	**11,081,748**	**21,921**

Source Company data

Kaspi.kz

Operating Segment Revenue & Net Income (audited FY'24, unaudited all other)

KZT mm	4Q'24	4Q'25	FY'24	FY'25
Results of Operations—Segments:				
Payment revenue	165,804	177,909	587,097	658,726
Marketplace revenue	234,947	573,722	732,943	1,931,472
Fintech revenue	352,136	419,690	1,281,827	1,542,934
Payment net income	109,412	113,974	381,607	433,001
Marketplace net income	115,639	68,056	348,400	279,773
Fintech net income	91,350	94,953	326,827	354,933

Source Company data
Notes Türkiye is fully included in Marketplace Segment

Kaspi.kz

Geographic Segment Revenue & Net Income (audited FY'24, unaudited all other)

KZT mm	4Q'24	4Q'25	FY'24	FY'25
Segments Revenue:	**745,171**	**1,160,835**	**2,586,381**	**4,101,961**
Kazakhstan and Other	745,171	853,658	2,586,381	3,070,369
Türkiye	-	307,177	-	1,031,592
Net Income:	**316,401**	**276,983**	**1,056,834**	**1,067,707**
Kazakhstan and Other	316,401	318,797	1,056,834	1,160,725
Türkiye	-	(41,814)	-	(93,018)

Source Company data

Kaspi.kz

Consolidated Income Statement of Hepsiburada (audited FY'24, unaudited all other)

	4Q 2024, TRY MM	4Q 2025, TRY MM	FY 2024, TRY MM	FY 2025, TRY MM
Revenues	**23,745**	**27,970**	**74,670**	**84,652**
Operating expenses				
Cost of inventory sold	(14,907)	(18,470)	(46,673)	(53,981)
Shipping and packaging expenses	(2,177)	(2,867)	(7,976)	(9,199)
Payroll and outsourced staff expenses	(2,692)	(2,500)	(8,577)	(9,131)
Advertising expenses	(1,781)	(2,861)	(5,618)	(7,306)
Technology expenses	(315)	(227)	(969)	(829)
Depreciation and amortization	(749)	(801)	(2,681)	(3,171)
Other operating income	170	116	478	511
Other operating expenses	(1,107)	(1,162)	(2,631)	(3,576)
Operating (loss) / income	**187**	**(800)**	**22**	**(2,030)**
Financial income	1,857	1,292	5,259	4,928
Financial expenses	(3,512)	(4,281)	(10,027)	(11,997)
Monetary gains/losses	592	663	2,645	3,356
(Loss)/income before income taxes	**(876)**	**(3,125)**	**(2,101)**	**(5,742)**
Taxation on income	-	(6)	-	(6)
Deferred Tax Income / Expense	-	49	-	49
(Loss)/income for the period	**(876)**	**(3,082)**	**(2,101)**	**(5,699)**

Source Hepsiburada 4Q & FY 2025 Earnings Release

Kaspi.kz

Adjusted EBITDA reconciliation

Adjusted EBITDA better highlights the performance & comparability of our multicounty operations

KZT mm	FY'24	FY'25
Net Income	**1,056,834**	**1,067,707**
Interest Revenue from other operations	(220,263)	(219,957)
Interest Expenses and fees from other operations	203,450	368,933
Share-based compensation expense	16,963	15,476
Other gains/losses	(11,229)	(18,250)
Income tax expense	225,455	264,211
Depreciation and amortization expenses	28,834	78,252
Adjusted EBITDA	**1,300,044**	**1,556,372**

Source Company data

Kaspi.kz

Adjusted EBITDA reconciliation for Hepsiburada

TRY mm	4Q'24	4Q'25	FY'24	FY'25
Net loss for the period	**(876)**	**(3,082)**	**(2,101)**	**(5,699)**
Taxation on Income	-	43	-	43
Financial income	1,857	1,292	5,259	4,928
Financial expenses	(3,512)	(4,281)	(10,027)	(11,996)
Depreciation and amortization	(749)	(801)	(2,681)	(3,171)
Monetary gain/(loss)	592	663	2,645	3,356
Adjusted EBITDA	**936**	**1**	**2,703**	**1,141**

Source Hepsiburada 4Q & FY 2025 Earnings Release

Kaspi.kz

About Kaspi.kz

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services. To deliver upon this we operate a unique two-sided Super App model – Kaspi.kz Super App for consumers and Kaspi Pay Super App for merchants.

Through these Super Apps consumers and merchants can access our leading Payments, Marketplace, and Fintech Platforms. All our services are designed to be highly relevant to users’ everyday needs and enable consumers and merchants to connect and transact between themselves.

The combination of a large, highly engaged consumer and merchant base, best-in-class, highly relevant digital products and a capex lite approach, results in strong top-line growth, a profitable business model and enables us to continue innovating, delighting our users and fulfilling our mission.

In January 2025, Kaspi.kz acquired a controlling stake in Hepsiburada, one of the leading e-commerce companies in Türkiye.

Harvard Business School has written two case studies on Kaspi.kz which it continues to teach to its MBA students.

Kaspi.kz has been listed on Nasdaq since January 2024.

Use of Key Financial & Operating Metrics

Certain parts of this press release contain our key financial and operating metrics, which we do not consider to be non-IFRS financial measures. We use these metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our key operating metrics may be calculated in a manner different than similar key financial and operating metrics used by other companies. For definitions of our key financial and operating metrics please refer to “Other Key Financial and Operating Metrics” section of our latest 20-F.

Additional key financial and operating metrics used in this Release:

(1)
Adjusted EBITDA (Kaspi.kz Consolidated) is Profit or loss for the period less interest revenue from other operations, plus interest expense and fees from other operations, plus share-based compensation expense, plus other gains (losses), less incoe tax expense, less depreciation and amortization expenses
(2)
Adjusted EBITDA (Hepsiburada) is Profit or loss for the period plus taxation on income, less financial income, plus financial expenses, plus depreciation and amortization, plus monetary gains/losses
(3)
Engaged Consumers are are those who made at least 1 purchase during each of the consecutive 3 months
(4)
Next Day Shipping is share of orders for which the merchant’s shipping date is either the same date or the next day after placing the order in total orders during respective period

External Factors Excluded from Underlying Measures

For certain measures referred to throughout this earnings release as “underlying” which exclude certain external factors, the following is a description of such external factors:

External factors

Smartphones GMV	To calculate GMV growth without smartphones effect, we remove smartphones GMV from respective periods of 2024 and 2025. While in e-commerce we have exact amount of GMV for smartphones, in m-commerce we have only total for electronics GMV m-Commerce GMV from smartphones is derived analytically according to the following calculation: (e-commerce smartphones GMV/e-commerce electronics GMV) x m-commerce electronics GMV
Smartphones Net Income	To calculate net income growth without smartphones, we remove net income from smartphones from respective periods of 2024 and 2025. e-Commerce net income from smartphones = (Seller fees smartphones in e-commerce - delivery expenses) x (1-corporate tax rate) m-Commerce net income from smartphones = (Seller fees smartphones in m-commerce) x (1-corporate tax rate) While in e-commerce we have exact amount of Seller fees and take rates, m-commerce Seller fees = m-commerce smartphones GMV x e-Commerce smartphones take rate
10% tax on Revenue from Government Securities	(Interest Income from government securities + interest income from deposits with NBRK + net interest income from repo operations + net income from swaps with maturity less than 1 year) x 0.1. All amounts refer to 2025 only
Increase in Minimum Reserve Requirements, No Interest	(Minimum reserve requirements after the increase – minimum reserve requirements before the increase) x average effective interest rate on KZT denominated securities. All amounts refer to 2025 only
Base Rate Increase from 15.25% to 18%	(Effective interest rate on KZT denominated term deposits of individuals for respective period of 2025 – effective interest rate on KZT denominated term deposits of individuals in 4Q'24) x average KZT denominated term deposits of individuals during respective period of 2025

Source Company data

Kaspi.kz

Non-IFRS Financial Measures

To supplement our results presented in accordance with IFRS, we present Adjusted EBITDA for both the Company and Hepsiburada on a standalone basis. The Company provides a reconciliation of Adjusted EBITDA, a non-IFRS financial measure for historical periods. However, the Company does not provide guidance on net income, and is unable to provide a reconciliation for its Adjusted EBITDA guidance range to net income without unreasonable efforts due to high variability and complexity with respect to estimating certain forward-looking amounts, the probable significance of which cannot be determined. The adjustments from net income for these forward-looking amounts include, for Adjusted EBITDA of the Company, earnings before interest revenue from other operations, interest expenses and fees from other operations, share-based compensation expense, other gains (losses), income tax expense, and depreciation and amortization expenses, and for Adjusted EBITDA of Hepsiburada on a standalone basis, taxation on income, financial income, financial expenses, depreciation and amortization, and monetary gain/(loss).

Exchange Rate Calculations

The Kazakhstani tenge (KZT) to US dollar ($) exchange rate used by us for the presentation of certain financial, operating and other data denominated in tenge and included in this presentation is KZT505.53 per $1 as of 31 December 2025. The Turkish lira (TRY) exchange rate used by us for the presentation of certain financial, operating and other data denominated in lira and included in this presentation is KZT11.8 per TRY 1 as of December 31, 2025.

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Therefore, you should not place undue reliance on these forward-looking statements. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, risks related to the following: our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms; our ability to maintain and improve the network effects of our Super App business model; our ability to improve or maintain technology infrastructure; our ability to successfully execute the new business model and reach profitability in certain of our operations; our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners; our ability to effectively manage the growth of our business and operations; developments affecting the financial services industry; our brand or trusted status of our platforms and Super Apps; our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture; our ability to keep pace with rapid technological developments to provide innovative services; our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities; changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies; our ability to compete successfully against existing or new competitors; our ability to integrate acquisitions, strategic alliances and investments and realize the benefits of such transactions; our ability to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights; risks related to Kazakhstan and the other countries in which we operate, including with regard to the evolving nature of the applicable legislative and regulatory framework and that of other jurisdictions in which we operate; our ability to obtain or retain certain licenses, permits and approvals in a timely manner; the significant influence of our existing shareholders and ability of ADS holders to influence corporate matters; differences between the rights of our shareholders, governed by Kazakhstan law and our charter, from the typical rights of shareholders under U.S. state laws; our ability to remediate additional material weaknesses (if any) in our internal control over financial reporting or those of certain of our subsidiaries and our ability to establish and maintain an effective system of internal control over financial reporting; dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; lack of protections for ADS holders compared to those afforded to shareholders of companies that are not “foreign private issuers;” the fact that the price of our ADSs might fluctuate significantly and that any future sales or ADSs or common shares may negatively impact the stock price; and risks related to other factors discussed under Item 3.D.

“Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 10, 2025 and our other SEC filings we make from time to time.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.